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                                                     ---------------------------
    FORM 4                                           |      OMB APPROVAL       |
                                                     ---------------------------
[ ] Check this box if no longer                      |OMB Number: 3235-0287    |
subject to Section 16.  Form 4 or                    |Expires: January 31, 2005|
Form 5 Obligations may continue.                     |Estimated average burden |
See Instruction 1(b).                                |Hours per response...0.5 |
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                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of  the  Investment  Company  Act  of  1940


(Print or Type Responses)
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1. Name and Address of    2. Issuer Name and Ticker   4. Statement for
   Reporting Person*         or Trading Symbol           Month/Day/Year

   ANDERSON, LOGAN B.        WORLDBID CORPORATION        March 5, 2003
                             ("WBID")
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(Last) (First) (Middle)   3. I.R.S. Identification    5. If Amendment,
                             Number of Reporting         Date of Original
15 Hill Cresent              Person, if an entity        (Month/Day/Year)
------------------------     (voluntary)
        (Street)
Pembroke, Bermuda  HM02
------------------------
(City)  (State)  (Zip)
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6. Relationship of Reporting             7. Individual or Joint/Group Filing
   Person(s) to Issuer                      (Check Applicable Line)
   (Check all applicable)
                                          X   Form filed by One Reporting Person
X Director        X  10% Owner            __  Form filed by More than One
X Officer (give   __ Other specify            Reporting Person
  title below)       below)

President, Chief Executive Officer
          and Director
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Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

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1.  Title of     2.  Transaction Date   2A.  Deemed       3.  Transaction Code
    Security                                 Execution        (Instr. 8)
    (Instr. 3)       (Month/Day/Year)        Date, if any
                                            (Month/Day/Year)   Code    V
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Shares of Common      03/05/2003             03/05/2003        C
Stock
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4. Securities Acquired   5. Amount of      6. Ownership Form:  7. Nature of
  (A) or Disposed of (D)    Securities        Direct (D) or       Indirect
                            Beneficially      Indirect (I)        Beneficial
  (Instr. 3, 4 and 5)       Owned Following                       Ownership
           (A)              Reported          (Instr. 4)          (Instr. 4)
Amount      or  Price       Transaction(s)
           (D)             (Instr. 3 and 4)
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37,200,000  A   $0.01 Per     38,600,000          (D)                 N/A
                Share (1)


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Form 4 (Continued)

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  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative     2.  Conversion or      3.  Transaction Date
   Security (Instr. 3)         Exercise Price         mm/dd/yyyy
                               of Derivative
                               Security
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15% Guaranteed Convertible    $0.01 Per Share (1)     03/05/2003
Notes (1)
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3A.  Deemed Execution      4.  Transaction Code   5.  Number of Derivative
     Date, if any                                     Securities Acquired (A)
     mm/dd/yyyy                (Instr. 8)             or Disposed of (D)
                                                      (Instr. 3, 4 and 5)
                               Code    V                    (A) or (D)
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     03/05/2003                c                      372 (D)
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6.  Date Exercisable and   7.  Title and Amount of    8.  Price of Derivative
    Expiration Date            Underlying Securities      Security
    mm/dd/yyyy                 (Instr. 3 and 4)           (Instr. 5)

 Date         Expiry         Title   Amount or Number
 Exercisable  Date                   of Shares
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 09/19/2002   09/30/2004     C.S.    37,200,000(1)        $0.01 Per Share (1)
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9. Number of Derivative     10. Ownership Form of      11.  Nature of Indirect
   Securities Beneficially      Derivative Securities:      Beneficial
   Owned Following Reported     Direct (D) or Indirect      Ownership
   Transaction(s) (Instr. 4)    (I) (Instr. 4)              (Instr. 4)
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     NIL                              N/A                      N/A
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Explanation of Responses:

(1) The Reporting Person converted 372 15% guaranteed convertible notes due September 30, 2004 (the "Notes") with the aggregate principal amount of $372,000 and 5,940,000 Series X Share Purchase Warrants. The Notes are convertible into common shares of the Corporation, at the option of the holder, on the basis of the lesser of 50% of the average market price of the Corporation's shares for the 10 day period preceding conversion or $0.05 per share. The Corporation may at its option elect to issue common shares in satisfaction of its interest obligations on the basis of 75% of the average market price of the Corporation's shares for the 10 day period immediately preceding the interest payment date. The deemed conversion price was $0.01 per share based on the average market price of the Corporation's shares for the 10 day period preceding conversion.

           LOGAN B. ANDERSON

           /s/ Logan B. Anderson                    March 6, 2003
           -------------------------------          -----------------
           **Signature of Reporting Person                Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If  the  form  is  filed by more than one reporting person, see Instruction
     4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See  18  U.S.C.  1001  and  15  U.S.C.  78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.